Bardi Co., LLC
Statement of Cash Flows
For The Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income (loss)	$	(3,273)
Gain (Loss) on sale of securities		697
Adjustments to reconcile net assets to net		
cash provided by operating activities:		
(Increase) decrease in Commission receivable		(25,280)
(Increase) decrease in prepaid expenses		1,200
Increase (decrease) in accounts payable		4,785
Increase (decrease) in salaries payable		78
Net cash flows from operating activities		(21,793)
Cash Flows from Investing Activities		
Investments in securities		(10,000)
Net cash flows from investing activities		(10,000)
Cash Flows from Financing Activities		
Member Contributions		17,700
Net cash flows from financing activities		17,700
Net increase (decrease) in cash		(14,093)
Cash at December 31, 2014		20,577
Cash at December 31, 2015	$	6,484
SUPPLEMENTAL INFORMATION		
Interest paid	$	-
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

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